February 1, 2007



Declan A. French
Chairman of the Board of Directors
Thinkpath Inc.
201 Westcreek  Blvd.
Brampton, Ontario
L6T 5S6


Dear Declan,

Please be advised that the undersigned hereby resigns as Director of Thinkpath Inc. ("the corporation") effective February 1, 2007.

Please acknowledge acceptance of said resignation on behalf of the corporation.


Very truly,


Patrick Power

/s/ PATRICK POWER
-------------------
For the corporation

1st day of February, 2007.